SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release
FOR IMMEDIATE RELEASE

OTI Contact:	Agency Contacts:
Galit Mendelson	Paul Holm and Matthew Karsh
Director of Corporate Communication, OTI	PortfolioPR
212 421 0333	212 736 9224
galit@otiglobal.com	pholm@portfoliopr.com / mkarsh@portfoliopr.com

OTI REPORTS FY 2003 NINE MONTH FINANCIAL RESULTS

      Nine Month Revenues Down $198,000 Gross Profit up $200,000, Operating Loss Down $280,000, Operating Cash Flow Break-Even, Continued Expansion in Key Markets

Cupertino, CA– December 1, 2003 –On Track Innovations, Ltd. (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions, today announced its consolidated financial results for the nine months and third quarter ended September 30, 2003.

Revenues for the first nine months of 2003 were down $198,000 to $13.8 million , yet gross profit for 2003 nine-month period was up $200,000, to $6.8 million from $6.6 million in the same period last year. Operating loss for the first nine months of 2003 decreased by $281,000 to $(2.6 million) from $(2.9 million) in the first nine months of last year. Net loss for the period dropped by $537,000 from the same period last year, and net loss per share for the period was down to $(1.71) from $(2.59) in the first nine months of 2002. The Company’s cash and cash equivalents position at the end of the period was up $213,000. The operating cash flow was break even for the period ($9,000).

Revenues for the third quarter of 2003 were $4.1 million, compared to $4.4 million for the third quarter of 2002. This slight drop and flattening of revenues was primarily due to the delayed execution of several projects for a few months, not because of OTI. Gross profit for the third quarter was $1.5 million versus $2.3 million in the third quarter last year. Operating loss for the third quarter increased to $(1.5 million) from $(883,000) in the third quarter of last year. Net loss per share for the third quarter was $(0.67), compared to $(0.95) per share in the third quarter of 2002. Cash, cash equivalents and short-term investments increased in the third quarter by $748,000 and short-term bank credit and current maturities of long-term bank loans decreased by $806,000.

The nine-month increase in gross profit, together with the sharp decrease in operating loss, indicate OTI’s ongoing business developments. It reflects the previously announced decision by OTI to focus on higher margin projects and recurring revenue models that generate service fees from ongoing customer services, technical support and transaction fees. In addition, as a result of OTI’s financial discipline/cost cutting program, net research and development costs, for both the quarter and nine-month periods, decreased by 28% compared to the same periods in 2002.

During the third quarter of 2003, several key business developments took place that advanced OTI towards its goal of becoming a leading provider of contactless microprocessor-based smart card solutions:

o	The San Francisco Bay Area Rapid Transit District (BART) chose OTI to provide ISO 14443 compliant contactless solutions for use in BART’s SFO Airline Employee Discount Program.

o	OTI delivered the SmartID products for the border control center at the Erez checkpoint between Gaza Strip and Israel, which controls the entrance and exit of approximately 120,000 daily workers and assures a completely secure and exceptionally fast border crossing.

o	OTI formed a strategic alliance with Scheidt & Bachmann to provide leading-edge contactless payment solutions. Scheidt & Bachmann, one of the world’s leading providers of management systems for car parking ticketing, petrol stations and mass transit, will act as the system integrator with OTI supplying the front-end solutions including readers and software.

o	OTI opened a New York City office to facilitate East Coast operations, sales and marketing, and corporate communications.

More recently, OTI announced the entry of its EasyFuel Petroleum Payment Solution into both Mexico and the European market, starting with Spain. It also reported its second U.S. installation of its mass-transit fare solution, in Houston, Texas. Finally, OTI was named to the Deloitte & Touche list of fifty fastest growing Israeli technology companies.

Commenting on the first nine months of 2003 operating results, Oded Bashan, President and CEO of OTI stated, “The third quarter was one of consolidation and development. We experienced a small drop in revenues due to several delays, not dependent on OTI, in implementing key projects. We expect to realize these revenues during the fourth quarter and first quarter of 2004. During the quarter, we focused on improving cash flow, operating margins, and balance sheet items. We reduced short-term bank loans by $806,000, raised additional capital, and conservatively increased ‘allowance for doubtful account receivables’. Most important, the third quarter especially saw significant accomplishments in expanding our strategic alliances, advancing projects and technologies, and entering new global markets.”

Bashan continued, “As OTI makes continuous progress in its key business areas of petroleum payment management, mass transit, ID security/access control, and micro-payments, we look forward to reporting more robust results in the fourth quarter and beyond.”

The Company will host a webcast/conference call to discuss these results on Monday, December 1st, at 10:00AM, EDT; 16:00 Germany time; 17:00 Israel time. To participate, please go to http://www.otiglobal.com/exhib_fr_left.htm call: 1-877-356-9548 (U.S. toll free), 0-800-181-5287 (Germany toll free), 1-800-945-7877 (Israel toll free), 1-706 679 0587 (international), ID Code: 2212395. The conference call will also be available for replay starting 12PM EDT on the day of the call until midnight December 13th, by calling 1-800-642-1687 (U.S.), +1 706 645 9291 (international).

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for micropayments, mass transit ticketing, parking, petroleum payment systems, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard, BP, EDS, First Data Resources, Repsol, the Government of Israel and ICTS.
For more information on OTI, visit www.otiglobal.com.

(TABLES TO FOLLOW)

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

US dollars in thousands

	September 30, 2003	December 31, 2002
	(Unaudited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,358	$2,145
Short-term investments	989	1,664
Trade receivables (net of allowance for doubtful accounts
of $349 and $244 as of September 30, 2003 and December 31,
2002, respectively)	1,866	1,982
Other receivables and prepaid expenses	1,145	838
Inventories	4,274	4,192

Total current assets	10,632	10,821

SEVERANCE PAY FUNDS	851	743
PROPERTY, PLANT AND EQUIPMENT, NET	5,873	6,559
OTHER INTANGIBLE ASSETS, NET	372	513
GOODWILL	5,383	5,383

Total assets	$23,111	$24,019

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term bank credit and current maturities of long-term
bank loans	$2,231	$2,520
Trade payables	2,584	2,176
Other current liabilities	2,393	2,175

Total current liabilities	7,208	6,871

LONG-TERM LIABILITIES
Long-term bank loans, net of current maturities	3,116	4,006
Convertible notes	459	169
Deferred revenues	-	716
Accrued severance pay	1,308	1,216

Total long-term liabilities	4,883	6,107

SHAREHOLDERS' EQUITY
Ordinary share of NIS 0.1 par value:
Authorized - 5,000,000 shares as of December 31, 2002 and
September 30, 2003; Issued and Outstanding -
1,817,156 and 2,726,226 as of December 31, 2002 and
September 30, 2003, respectively	72	52
Additional paid-in capital	51,332	48,147
Deferred stock compensation	(748)	(1,115)
Accumulated other comprehensive income	277	201
Accumulated deficit	(39,913)	(36,244)

Total shareholder's equity	11,020	11,041

Total liabilities and shareholders' equity	$23,111	$24,019

ON TRACK INNOVATIONS LTD.
 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

US dollars in thousands, except share and per share data

	For the nine months ended September 30		For the three months ended September 30		For the year ended December 31,
	2003	2002	2003	2002	2002
		(Unaudited)

REVENUES
Products	$12,417	$12,511	$3,623	$3,885	$15,492
Non-recurring engineering	268	495	73	190	952
Licensing and transaction fees	612	409	203	128	651
Customer service and technical support	520	600	179	156	868

Total revenues	13,817	14,015	4,078	4,359	17,963

COST OF REVENUES
Products	6,621	6,937	2,427	1,871	8,740
Non-recurring engineering	104	82	40	32	216
Licensing and transaction fees	-	-	-	-	-
Customer service and technical support	294	397	118	138	546

Total cost of revenues	7,019	7,416	2,585	2,041	9,502

Gross profit	6,798	6,599	1,493	2,318	8,461

OPERATING EXPENSES
Research and development	2,440	3,448	675	999	4,459
Less - participation by the Office
of the Chief Scientist	518	773	154	275	1,103

Research and development, net	1,922	2,675	521	724	3,356
Selling and marketing	2,965	3,017	818	1,187	3,869
General and administrative	4,407	3,711	1,640	1,243	5,183
Amortization of intangible assets	141	114	47	47	161

Total operating expenses	9,435	9,517	3,026	3,201	12,569

Operating loss	(2,637)	(2,918)	(1,533)	(883)	(4,108)
Financial income (expenses), net	(685)	77	(141)	(135)	41
Other expenses, net	(340)	(1,335)	(115)	(577)	(1,955)

Loss before taxes on income	(3,662)	(4,176)	(1,789)	(1,595)	(6,022)
Taxes on income	(7)	(11)	(7)	(8)	(207)

	(3,669)	(4,187)	(1,796)	(1,603)	(6,229)
Minority interest	-	(19)	-	-	(19)

Net loss	$(3,669)	$(4,206)	$(1,796)	$(1,603)	$(6,248)

Basic and diluted net loss per share	$(1.71)	$(2.59)	$(0.67)	$(0.95)	$(3.76)

Weighted average number of shares
used in computing basic and diluted net
loss per shares	2,139,849	1,622,282	2,665,696	1,679,282	1,661,170

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: November 24, 2003